EXHIBIT 99.1

Sono Motors Gains Scania and LLT as New Customers

  Sono Motors Gains Scania and LLT as New Customers, Putting Buses With Solar Technology on the Road in Luleå, Sweden.
  Several Scania Diesel Buses Operated by the LLT Public Transport Authority Have Been Equipped With Sono Motors’ Innovative Solar Technology and Are Already up and Running.
  A Customized Version of the Solar Bus Kit, Developed by Sono Motors, Is Now Being Tested in Northern Climates in Real-Life Conditions.
  According to LLT and Scania, Solar Technology Could Be an Option for Future Electric Buses.

MUNICH, Germany, Oct. 07, 2022 (GLOBE NEWSWIRE) -- The Munich-based solar mobility OEM Sono Motors (NASDAQ: SEV) gains new customers in Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority, in a unique project to test the Solar Bus Kit in real-life conditions in the northern hemisphere. The objective of the project is to optimize the efficiency of the solar technology for buses in northern climates. LLT is the first transport authority in Scandinavia to equip buses with a customized version of the Solar Bus Kit with 1 kW peak installation, and have equipped six Scania model Citywide K320 diesel buses. These solar-equipped buses are used for public transport in Luleå, Sweden and are intended to help reduce transport emissions. For each year of operation, the solar technology developed by Sono Motors has the potential to save approx. 2.9 tonnes of CO2 and up to 1,100 liters of diesel per bus. According to LLT and Scania, solar technology could be an option in the future to increase the range of electric buses.

Scania, a subsidiary of the Volkswagen group, is a world-leading provider of transport solutions, including trucks and buses for heavy transport applications. In 2021, the Swedish company sold and delivered over 85,000 trucks and more than 4,400 buses. The Citywide K320 is another bus model for which Sono Motors has optimized its Solar Bus Kit, following the optimizations for the MAN Lion’s City and the Mercedes-Benz Citaro.

“Sustainable public transport is one of the most important pillars of the revolution of mobility. Our Solar Bus Kit was developed as a scalable retrofit product intended to help public transport authorities to start saving diesel and reduce emissions today. We are happy to have found two partners in Scania and LLT who share our values, and it is gratifying to see the fruit of our efforts now on the roads of Sweden,” says Laurin Hahn, CEO and co-founder of Sono Motors.

“The Solar Bus Kit has the potential to reduce both the amount of fossil energy sources used and CO2 emissions. For Scania, it is great to be able to test the solar technology for buses in real-life conditions with a client that we know shares similar goals, and with whom we also have a long and established relationship,” says Rutger Hörndahl, Senior Technical Advisor Scania Buses and Coaches.

“LLT’s goal is to provide public transportation that has the least amount of impact on the environment. This project is a part of our work to evaluate new technologies and decrease our carbon footprint. By 2030 half of our buses will be fully electric. Solar-equipped diesel buses will help us learn the pros and cons of this technology. Solar is one of the future’s large-scale energy sources and it’s good for us at LLT, the climate, and the city of Luleå to gain more knowledge and insight on how solar technology can be implemented as a future mobility solution,” says Jonas Vinblad von Walter, CEO of LLT.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures – including buses, trucks, trailers, and more – to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down payments for the Sion as of 1 September 2022.

ABOUT LLT
LLT plans and executes public transport for buses in Luleå city. The company dates back to 1923 and for the last 15 years has been in the top three in terms of satisfied customers in Sweden. LLT's vision is that public transport in Luleå should be competitive, sustainable, modern and the preferred choice for the city's residents and visitors.

The city of Luleå has just over 48,000 inhabitants and over the course of a year this generates 3.4 million customer journeys with LLT. During a winter's day, with temperatures down to -30 degrees Celsius, around 25,000 customers travel with LLT.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
Email: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties, and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives, and fuel and energy prices. For additional information concerning some of the risks, uncertainties, and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.